Mail Stop 4561

October 4, 2006

VIA USMAIL and FAX 011-86-755-83767379

Mr. Jinxu Wu
Chief Financial Officer
China Security & Surveillance Technology, Inc.
4/F, East 3/B, Saige Science & Technology Park
Huaqiang, Shenzhen, China 518028

> **Re: China Security & Surveillance Technology, Inc.**
> **Form 20-F for the period ended 12/31/2005**
> **Filed 6/28/2006**
> **File No. 000-50917**

Dear Mr. Jinxu Wu:

    We have reviewed your response letter dated September 12, 2006 and have the following additional comment. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 60

1.   We have read your response to comment one.   For projects for which installation had not been completed, you state all revenue was deferred consistent with SAB 104.   In future filings, please revise your existing revenue recognition disclosures to be consistent with the information provided in your supplemental response.

* * * *

Jinxu Wu
China Security & Surveillance Technology, Inc.
October 4, 2006
Page 2

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief